

August 27, 2009

By U.S. mail and facsimile to (203) 229-3507

Mr. Steven C. Giuliano, Chief Financial Officer
Arch Chemicals, Inc.
501 Merritt 7
Norwalk, CT 06851

   RE: Arch Chemicals, Inc.
      Form 10-K for the year ended December 31, 2008
      File No. 1-14601

Dear Mr. Giuliano:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

        Sincerely,

        Terence O'Brien
        Branch Chief